UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 4, 2015

ALLERGAN PLC

(Exact name of registrant as specified in its charter)

Ireland	001-36867	98-1114402
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

Clonshaugh Business and Technology Park Coolock, Dublin, D17 E400, Ireland		N/A
(Address of principal executive offices)		(Zip Code)

(862) 261-7000

(Registrant’s telephone number, including area code)

1 Grand Canal Square,

Docklands Dublin 2, Ireland

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 1.01. Entry into a Material Definitive Agreement.

Amended and Restated Agreement and Plan of Merger

On August 4, 2015, Allergan plc, a company incorporated under the laws of Ireland (“Allergan”), entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with Keto Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Allergan (“Merger Sub”), and KYTHERA Biopharmaceuticals, Inc., a Delaware corporation (“KYTHERA”). The Amended and Restated Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger, dated as of June 17, 2015, by and among Allergan, Merger Sub and KYTHERA (the “Original Merger Agreement”), as amended by Amendment No. 1 by and among Allergan, Merger Sub and KYTHERA, dated as of July 1, 2015 (“Amendment No. 1”).

Pursuant to the Amended and Restated Merger Agreement, Allergan and KYTHERA have agreed to revise the structure of their previously announced merger transaction to provide that the $75.00 per share merger consideration to be paid to KYTHERA stockholders will be paid entirely in cash, instead of 80% cash and 20% stock as provided for under the Original Merger Agreement, as amended by Amendment No. 1.

Under the terms of the Amended and Restated Merger Agreement, the acquisition of KYTHERA will be accomplished through a merger of Merger Sub with and into KYTHERA (the “Merger”), with KYTHERA being the surviving corporation (the “Surviving Corporation”).

At the effective time of the Merger, each share of KYTHERA’s common stock (“KYTHERA Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (other than any (x) shares held by Allergan, Merger Sub, KYTHERA or any of their respective subsidiaries, (y) shares subject to any unvested KYTHERA restricted stock award which is to be assumed by Allergan and (z) dissenting shares) will be converted into the right to receive $75.00 in cash, without interest.

Except as described in the following sentence, at the effective time of the Merger, each outstanding option to purchase KYTHERA Common Stock (a “KYTHERA Stock Option”) and each outstanding KYTHERA restricted stock unit award will be converted into equivalent awards in respect of ordinary shares of Allergan using a customary exchange ratio. Each outstanding KYTHERA Stock Option that is held as of the effective time of the Merger by (i) any non-employee director of KYTHERA or (ii) any employee or former employee of KYTHERA who will not be employed by Parent or the Surviving Corporation as of the effective time of the Merger will, in each case, be cancelled and converted into the right to receive an amount in cash equal to the product of (x) the aggregate number of shares of KYTHERA Common Stock subject to such option and (y) the excess, if any, of $75.00 over the applicable per share exercise price.

The consummation of the Merger is subject to customary conditions, including: (i) adoption of the Amended and Restated Merger Agreement by KYTHERA stockholders, (ii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), (iii) the absence of specified adverse laws or orders, (iv) the absence of a material adverse effect with respect to the other party after execution of the Original Merger Agreement and (v) the absence of specified governmental actions or proceedings relating to the Merger. As previously announced on July 27, 2015, the U.S. Federal Trade Commission has granted early termination of the waiting period under the HSR Act with respect to the Merger in satisfaction of the foregoing condition relating to the HSR Act.

The Amended and Restated Merger Agreement contains customary representations, warranties and covenants by the parties, including, without limitation, covenants regarding (i) the operation of their respective businesses prior to the consummation of the Merger and (ii) the use of reasonable best efforts to cause the Merger to be consummated.

KYTHERA has agreed not to solicit any offers or proposals for alternative transactions, or engage in discussions or negotiations regarding, or furnish any information with respect to, any such offers or proposals, except that if the KYTHERA board of directors determines that a proposal not resulting from a material breach of the Amended and Restated Merger Agreement constitutes, or would reasonably be expected to lead to, a “superior proposal” (as defined in the Amended and Restated Merger Agreement), KYTHERA will be entitled to furnish the person making such proposal with information and negotiate with such person. The Amended and Restated Merger Agreement also requires KYTHERA to call and hold a stockholder meeting and requires KYTHERA’s board of directors to recommend that KYTHERA’s stockholders adopt the Amended and Restated Merger Agreement. The KYTHERA board of directors is permitted to change its recommendation in response to an “intervening event” (as defined in the Amended and Restated Merger Agreement). The KYTHERA board of directors is also permitted to change its recommendation if it determines that a competing proposal constitutes a “superior proposal.”

The Amended and Restated Merger Agreement contains certain customary termination rights, including, among others, (i) the right of either Allergan or KYTHERA to terminate the Amended and Restated Merger Agreement if KYTHERA’s stockholders fail to adopt the Amended and Restated Merger Agreement, (ii) the right of Allergan to terminate the Amended and Restated Merger Agreement if KYTHERA’s board of directors changes its recommendation, (iii) the right of KYTHERA to terminate the Amended and Restated Merger Agreement to accept a superior proposal, (iv) the right of either Allergan or KYTHERA to terminate the Amended and Restated Merger Agreement if the Merger has not occurred by March 17, 2016 and (v) the right of either party to terminate the Amended and Restated Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants, subject to certain conditions.

The Amended and Restated Merger Agreement provides for KYTHERA to pay a termination fee of $69,750,000 in certain circumstances, including if (i) the Amended and Restated Merger Agreement is terminated by Allergan as a result of KYTHERA’s board of directors changing its recommendation, (ii) the Amended and Restated Merger Agreement is terminated by KYTHERA to accept a superior proposal or (iii) the Amended and Restated Merger Agreement is terminated under specified circumstances during the pendency of a publicly disclosed third party proposal to acquire KYTHERA if, within nine months of such termination, KYTHERA’s board of directors recommends an alternative transaction or KYTHERA enters into an agreement for or consummates an alternative transaction.

The foregoing description of the Amended and Restated Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated herein by reference. A copy of the Amended and Restated Merger Agreement has been included to provide shareholders with information regarding its terms and is not intended to provide any factual information about Allergan or KYTHERA.

The Amended and Restated Merger Agreement contains representations and warranties by Allergan, Merger Sub and KYTHERA with respect to matters as of specified dates. The representations and warranties: reflect negotiations between the parties to the Amended and Restated Merger Agreement and are not intended as statements of fact to be relied upon by Allergan’s or KYTHERA’s stockholders; in certain cases, merely represent risk-allocation decisions among the parties; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Original Merger Agreement and the Amended and Restated Merger Agreement, which disclosures are not reflected in the Amended and Restated Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders. As such, the representations and warranties are solely for the benefit of the parties to the Amended and Restated Merger Agreement and may be limited or modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the Original Merger Agreement and the Amended and Restated Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Amended and Restated Merger Agreement, which subsequent information may or may not be fully reflected in Allergan’s public disclosures.

Amended and Restated Voting Agreement

Concurrently with the execution and delivery of the Amended and Restated Merger Agreement, on August 4, 2015, each of KYTHERA’s directors and certain of their affiliates (each, a “Supporting Stockholder” and together, the “Supporting Stockholders”) entered into an Amended and Restated Stockholder Voting Agreement with Allergan (the “Amended and Restated Voting Agreement”). The Amended and Restated Voting Agreement amends and restates in its entirety the Stockholder Voting Agreement, dated as of June 17, 2015, by and between Allergan and the Supporting Stockholders (the “Original Voting Agreement”).

Pursuant to the Amended and Restated Voting Agreement, each Supporting Stockholder has agreed, among other things and subject to the terms thereof, to vote certain shares of KYTHERA Common Stock beneficially owned by such Supporting Stockholder in favor of the Merger and against certain matters, including other proposals to acquire KYTHERA. The Amended and Restated Voting Agreement limits the ability of the Supporting Stockholders to sell or otherwise transfer, encumber or grant proxies in respect of such shares of KYTHERA Common Stock. The Amended and Restated Voting Agreement will terminate upon the earlier of (i) the effective time of the Merger, (ii) termination of the Amended and Restated Voting Agreement by Allergan, (iii) termination of the Amended and Restated Merger Agreement in accordance with its terms and (iv) with respect to each Supporting Stockholder, upon the entry into any material modification or amendment to the Amended and Restated Merger Agreement, or any waiver of the Company’s rights under the Amended and Restated Merger Agreement, in each case, that reduces or changes the form of the consideration to be paid in connection with the Merger or creates any additional conditions to the consummation of the Merger, unless such Supporting Stockholder has consented to such modification, amendment or waiver. The Supporting Stockholders also consented to the entry into the Amended and Restated Merger Agreement for purposes of Section 4.3(iv) of the Original Voting Agreement.

As of August 4, 2015, the shares of KYTHERA Common Stock beneficially owned by the Supporting Stockholders and subject to the Amended and Restated Voting Agreement, in the aggregate, constituted approximately 4.9% of the total issued and outstanding shares of KYTHERA Common Stock.

The foregoing description of the Amended and Restated Voting Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Voting Agreement, which is filed as Exhibit 10.1 hereto, and is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On August 5, 2015, Allergan and KYTHERA issued a joint press release announcing the execution of the Amended and Restated Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

As provided in General Instruction B.2 of Form 8-K, the information in this Item 7.01 and Exhibit 99.1 incorporated herein shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of August 4, 2015, by and among Allergan plc, Keto Merger Sub, Inc. and KYTHERA Biopharmaceuticals, Inc.*

10.1	Amended and Restated Stockholder Voting Agreement, dated as of August 4, 2015, by and between Allergan plc and each of the individuals or entities listed on the signature pages thereto.

99.1	Joint Press Release, dated August 5, 2015.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition by Allergan of KYTHERA, KYTHERA will file with the Securities and Exchange Commission (the “SEC”) a proxy statement on Schedule 14A. The definitive proxy statement will be delivered to stockholders of KYTHERA. INVESTORS AND SECURITY HOLDERS OF KYTHERA ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the definitive proxy statement (when available) and other documents filed with the SEC by Allergan and KYTHERA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at http://www.allergan.com or by contacting Allergan’s Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by KYTHERA will be available free of charge on KYTHERA’s internet website at http://www.kythera.com or by contacting KYTHERA’s Investor Relations Department at (818) 587-4559.

Participants in the Merger Solicitation

Allergan, KYTHERA, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the KYTHERA stockholders in connection with the proposed merger will be set forth in the proxy statement when it is filed with the SEC. Information about the directors and executive officers of KYTHERA is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 23, 2015 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Allergan is set forth in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015 and certain of its Current Reports on Form 8-K (such proxy statement and certain of such periodic public filings having been filed under the “Actavis plc” name). Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s estimated or anticipated future results or other non-historical facts are “forward-looking statements” that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the KYTHERA acquisition, including future financial and operating results, Allergan’s or KYTHERA’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, KYTHERA’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; successful closing of the KYTHERA acquisition; subsequent integration of the KYTHERA acquisition and the market potential of KYBELLA™; the ability to obtain the requisite KYTHERA stockholder approval; the risk that a condition to closing of the KYTHERA acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; the anticipated size of the markets and continued demand for Allergan’s and KYTHERA’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Allergan’s and KYTHERA’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and KYTHERA’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Allergan’s consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the SEC, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (such periodic public filings having been filed under the “Actavis plc” name), and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update or revise these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 5, 2015	ALLERGAN PLC

	By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of August 4, 2015, by and among Allergan plc, Keto Merger Sub, Inc. and KYTHERA Biopharmaceuticals, Inc.*

10.1	Amended and Restated Stockholder Voting Agreement, dated as of August 4, 2015, by and between Allergan plc and each of the individuals or entities listed on the signature pages thereto.

99.1	Joint Press Release, dated August 5, 2015.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.